FORM 425









               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            FORM 425


                (LOGO)  NATIONAL GRID GROUP, PLC


       (Exact name of registrant as specified in charter)

UNITED KINGDOM
       (State or other                           jurisdiction of
       incorporation or                        organization)

           15 Marylebone Road, London NWI 5JD, England
            (Address of principal executive offices)


       Registrant's telephone number, including area code
                      (011 44 207 312 5600)

  Filed by National Grid Group plc
  Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
  Commission File No.: 001-02987
  Subject Company: Niagara Mohawk Holdings, Inc.

  THE FOLLOWING IS AN EMPLOYEE UPDATE

  Q. Are there restrictions on purchasing or selling company stock?

  A. There are restrictions on insider trading in the company's stock, which carry severe penalties. Simply put, if you have information as an employee that the general public is not aware of, and that if known by the public could impact the price of Niagara Mohawk stock, then you have insider information and should not be trading in Niagara Mohawk stock. At a minimum, employees who are working on the pending merger with National Grid Group, or on the sale of the nuclear assets, should consider themselves restricted from trading the company's stock. If you have specific questions concerning your ability to trade in Niagara Mohawk stock during this pre-closing period, contact Kapua Rice, Corporate Secretary, at tieline 821-6954.

  Q. What's to prevent somebody from dumping everything they've got into Niagara Mohawk stock, knowing that a year from now the stock will sell at $19 a share?

  A. It would be inappropriate for us to give investment advice.
  We do note, however, that the transaction is subject to a number of conditions, including regulatory and other consents and approvals in the U.S., the sale of Niagara Mohawk's nuclear facilities or other satisfactory arrangements being reached, and the approval of the shareholders of both Niagara Mohawk and National Grid Group. In addition, the $19 per share consideration only applies if the dollar value of five National Grid Group ordinary shares is between $32.50 and $51.00, during a defined period shortly before the closing.

  Q. When will the transfer of Niagara Mohawk stock take effect?
  In other words, when are you going to start buying the stock back?

  A. Niagara Mohawk is not buying back stock to effect this transaction. Subject to a number of conditions, National Grid Group is merging with Niagara Mohawk and is offering a combination of cash and stock (shares of National Grid Group American Depositary Shares) in return for Niagara Mohawk common stock. This exchange will take place upon completion of the merger, the timing of which is projected to be sometime in late 2001.

Q. What about dividends?

  A. Currently, while Niagara Mohawk does not pay a common stock dividend, the National Grid Group does pay a dividend on its common stock.

  Q. What about the sale of the nuclear plants?  Will Niagara
  Mohawk get the sale proceeds, or will they go to the National
  Grid Group?

  A. Niagara Mohawk will receive the proceeds from the sale of Nine Mile Point Unit One and its 41 percent ownership of Nine Mile Point Unit Two. In accordance with the terms of our senior note indenture, at least 85 percent of the nuclear plant sale proceeds must be used to retire debt.

  Q. I have shares of Niagara Mohawk and I'm interested in knowing exactly what I would receive per share when the merger is completed and if it's in cash or shares.

  A. In exchange for each share of Niagara Mohawk common stock, Niagara Mohawk shareholders will receive consideration of $19.00 per share, if the dollar value of five National Grid Group ordinary shares is between $32.50 and $51.00, during a defined period shortly before closing. In the event that the dollar value of five National Grid Group ordinary shares is greater than $51.00, the per share consideration received by Niagara Mohawk shareholders will increase by two-thirds of the percentage of the increase in value over $51.00. In the event the dollar value of five National Grid Group ordinary shares is less than $32.50, the per share consideration received by Niagara Mohawk shareholders will decrease by two-thirds of the percentage of the decrease in value below $32.50.

  Shareholders will be able to elect to receive their consideration either in cash, National Grid Group American Depositary Shares
  (ADSs), or a combination of both, subject to the aggregate cash consideration paid to all Niagara Mohawk shareholders being at least $1.015 billion. If cash elections received from Niagara Mohawk shareholders exceed $1.015 billion, National Grid Group has the option to increase the cash component of the consideration.

  More information will be provided to shareholders in the form of a proxy statement/prospectus, which will set forth in detail, the specifics of this transaction.

  Q. There was something in the NM Update special edition concerning the dollar value of five National Grid Group ordinary shares. Does that mean there's something more than just NGG ?
  National Grid Group, which is on the New York Stock Exchange?
  Are there other shares?  What are the symbols for them?

Q. In the proposed agreement it says that Niagara Mohawk shares will be bought for $19 a share, providing the dollar value of five National Grid Group ordinary shares is between $32.50 and $51.00. I was wondering what five National Grid Group ordinary shares are, because one share of stock being traded on the New York Stock Exchange under the symbol NGG currently is trading at around $40 a share, so I'm not sure what you mean by five ordinary shares.

  Q. I was wondering if you could explain a little bit better the five National Grid Group shares that are referred to in some of the press releases, as opposed to the American Depositary Shares, and the way the pricing will work at the time of the completion of the merger. I just want to understand a little better the difference between the five shares listed in the press releases and the American Depositary Shares which are listed on the New York Stock Exchange.

  A. In answer to the last three questions:
  National Grid Group ordinary shares are listed and traded on the London Stock Exchange under the ticker symbol NGG. National Grid Group stock is also listed and traded on the New York Stock Exchange in the form of American Depositary Shares (ADSs), under the same ticker symbol: NGG. One ADS represents the dollar equivalent of five ordinary shares traded on the London Exchange.

  As an example, if one National Grid Group ordinary share is valued at 540p (540 pence, or, 5 pounds 40 pence), then five ordinary shares would equal 2,700p. The dollar equivalent of which, assuming an exchange rate of $1.46 to 1 pound (the rate on September 4, 2000), would be $39.42.

  Q. On page 27 of the National Grid Annual Review we received, it says that this is only a summary financial statement and that a full copy of the annual report can be obtained by contacting National Grid Group in London. How can we obtain a copy?
  A. We have requested copies of National Grid Group's full annual report and expect to have a supply available shortly. Please call Deb Parry at tieline 821-6949 if you would like to get a copy. In the meantime, copies of the full annual report can be easily obtained on-line from the National Grid Group's website: www.nationalgrid.com. From the main page, select "Investors," then "Results," then select a "pdf" copy of the annual report.

       The proxy statement/prospectus to be filed with the Securities and Exchange Commission (the "SEC") by National Grid and Niagara Mohawk in connection with the transaction will contain important information regarding the transaction and we urge you to read it and any other relevant documents when they become available. A free copy of the proxy statement/prospectus and other documents filed by the two parties with the SEC is available at the SEC's web site at http://www.sec.gov.